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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 3)*


                             METAL MANAGEMENT, INC.
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                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   591097209
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                                 (CUSIP Number)

                              MARILYN SONNIE, ESQ.
                                   JONES DAY
                              222 EAST 41ST STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 326-3939
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                AUGUST 12, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 591097209                                                  Page 2 of 4
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    EUROPEAN METAL RECYCLING LTD.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UK
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,503,100
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,503,100
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,503,100
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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CUSIP No. 591097209                                                  Page 3 of 4
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           The Schedule 13D for European Metal Recycling Ltd. (the "Schedule 13D"), relating to the common stock ("COMMON STOCK") of Metal Management, Inc., a Delaware corporation (the "COMPANY"), which has its principal executive offices at 500 N. Dearborn St., Suite 405, Chicago, Illinois 60610 is hereby amended by this Amendment No. 3 to the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by adding the following to the end of the first paragraph thereof:

         On August 12, 2003, EMR had a letter sent to counsel for T. Benjamin Jennings indicating that EMR would, subject to approval by the Company's Board of Directors, like to purchase all the shares of Common Stock of the Company owned by Jennings. A copy of that letter is filed herewith as an Exhibit and is incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Letter from EMR's counsel to counsel for T. Benjamin Jennings, dated August 12, 2003.


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule 13D is true, complete and correct.


                                            EUROPEAN METAL RECYCLING LTD.


August 12, 2003                             By: /s/ Colin Iles
                                               ---------------------------------
                                                Colin Iles, Managing Director

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CUSIP No.591097209                                                  Page 4 of 4
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                                  EXHIBIT LIST

EXHIBIT NO.                           DESCRIPTION OF EXHIBIT
-----------                           ----------------------

  1 Letter from EMR's counsel to counsel for T. Benjamin Jennings, dated August 12, 2003.